Exhibit 99.1

SWVL COMPLETES BUSINESS COMBINATION WITH QUEEN’S GAMBIT GROWTH CAPITAL

Swvl ordinary shares and warrants expected to begin trading on NASDAQ tomorrow under the symbols “SWVL” and “SWVLW,” respectively

Gross proceeds to Swvl from the transaction of $164.8 million from upsized, fully committed $111.5 million PIPE and $53.3 million of cash held in trust net of redemptions

Subject to satisfaction or waiver of certain closing conditions, Swvl will have access to additional capital via an additional PIPE commitment of $10.0 million and a $471.7 million equity financing facility

Transaction featuring the first special purpose acquisition company founded and led entirely by women, closes on the historic last day of Women’s History Month

Addition of Gbenga Oyebode rounds out Board of Directors and audit committee with an experienced leader who has served on boards of public and private companies

NEW YORK – March 31, 2022 – Swvl Inc. (“Swvl” or the “Company”), a global provider of transformative tech-enabled mass transit solutions, today announced the completion of its previously announced business combination with Queen’s Gambit Growth Capital, the first special purpose acquisition company founded and led entirely by women (“Queen’s Gambit”) (NASDAQ: GMBT) following an extraordinary general meeting of Queen’s Gambit’s shareholders (the “Shareholders’ Meeting”) held on March 30, 2022. The combined company has changed its name to Swvl Holdings Corp. The Class A ordinary shares and warrants of the combined company will continue to trade on NASDAQ under the ticker symbols “GMBT” and “GMBTW”, respectively, through today. Tomorrow, April 1, 2022, Swvl Holdings Corp’s Class A ordinary shares and warrants are expected to commence trading on NASDAQ under the ticker symbols “SWVL” and “SWVLW”, respectively.

Swvl received gross proceeds from the transaction of approximately $164.8 million from its upsized, fully committed $111.5 million PIPE and the receipt of approximately $53.3 million of cash from Queen’s Gambit’s trust account net of redemptions. In addition, subject to the satisfaction or waiver of certain closing conditions, after the closing of the business combination Swvl will have access to additional capital via an additional PIPE commitment of $10.0 million, which it expects to close in the second quarter of 2022, and a $471.7 million equity financing facility.

Mostafa Kandil, Swvl Founder and CEO, said, “Completing our business combination with Queen’s Gambit is a tremendous milestone for Swvl and for sustainable mass transit globally. Mobility and the empowerment that comes with it should be a fundamental right for all. As a public company, we plan to build on Swvl’s exponential growth to date and proprietary tech-enabled platform, ensuring that underserved populations have access to solutions that are safe, convenient and affordable. In turn, we will leverage our best-in-class team, established partnerships and proprietary tech stack with differentiated solutions.”

Victoria Grace, Founder and CEO of Queen’s Gambit Growth Capital and Board Member of Swvl Holdings Corp, said, “We have been proud to partner with Swvl, and are very excited to continue our relationship after the closing of this momentous business combination. Since announcing our merger last year, Swvl has flawlessly executed on its business plan. During such time it has strategically expanded its market-leading presence in existing geographies across Africa and Asia, while expanding into other high growth locations across Europe and Latin America through a combination of organic launches and strategic M&A. With an established leadership position in key emerging markets and market presence across more than 100 cities in over 20 countries on four continents, we believe Swvl will continue to capitalize on the truly global $1 trillion mass transit market opportunity with massive growth at scale.”

Youssef Salem, Swvl CFO, said, “On behalf of the entire Swvl organization, we would like to thank our riders, captains, colleagues, investors and business partners for their trust and partnership. With clear strategic direction, a proven execution track record and a demonstrated business model, Swvl is poised to take the next step in its historic evolution. With our public currency and access to substantial pools of capital, we plan to build on our recent expansions into Europe and Latin America, major acquisitions of controlling interests in Shotl, door2door and Viapool, and investments in the UK and Mexico, and execute further strategic initiatives creating compelling value for investors and all stakeholders alike.”

Appointment of Gbenga Oyebode to Board of Directors and Audit Committee

Swvl Holdings Corp has selected Gbenga Oyebode to serve as a Class I director on Swvl Holding Corp’s Board of Directors and as a member of the audit committee.

Gbenga Oyebode, age 62, is the co-founder and former chairman of Aluko & Oyebode, one of the largest law firms in Nigeria. Mr. Oyebode currently serves on the boards of Nestlé Nigeria Plc, Lafarge Africa Plc, Socfinaf SA, Okomu Oil Palm Company and PZ Cussons Nigeria PLC. In addition, Mr. Oyebode embodies a spirit of philanthropy through his service as the chairman of Teach for Nigeria, director of Teach for All and as a member of the Global Advisory Council of the African Leadership Academy. Mr. Oyebode also sits on the boards of Jazz at the Lincoln Center, the African Philanthropy Forum, Carnegie Hall and the Ford Foundation. Mr. Oyebode has previously served on the boards of Access Bank Plc and MTN Nigeria Plc.

Mr. Oyebode holds bachelor of laws degrees from the University of Ife and the Nigerian Law School and a master of laws degree from the University of Pennsylvania. He also holds one of Nigeria’s highest honors, the Member of the Order of the Federal Republic of Nigeria, and is a recipient of the Belgian royal honor of Knight of the Order of Leopold.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across more than 100 cities in over 20 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who launched Carmudi in the Philippines, which became the largest car classifieds platform in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East, where he launched services in multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination among Swvl, Pivotal Holdings Corp (“Holdings”) and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the parties following the consummation of the business combination; failure to realize the anticipated benefits of the business combination; certain risks that may later arise as a result of the limited time Queen’s Gambit had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that

Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; Swvl’s acquisitions of controlling interests in Shotl Transportation, S.L., Viapool Inc. and door2doorGmbH may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com